EXHIBIT 12

RADIAN GROUP INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except for ratio data)

STATEMENTS SETTING FORTH DETAILS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31 (unaudited)		COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
			FOR THE YEARS ENDED DECEMBER 31
	2003	2002	2002	2001	2000	1999	1998
Net earnings	$104,772	$103,933	$427,169	$360,419	$248,938	$148,138	$142,237
Federal and state income taxes	41,801	42,517	174,107	145,112	103,532	71,328	55,676

Earnings before income taxes	146,573	146,450	601,276	505,531	352,470	219,466	197,913
Equity in net income of affiliates	(14,888)	(18,620)	(81,749)	(41,309)	0	0	0
Distributed income from equity investees	12,450	12,595	20,137	12,761	0	0	0

Net earnings	144,135	140,425	539,664	476,983	352,470	219,466	197,913

Fixed charges:
Interest	8,584	7,154	28,824	17,803	1,359	1,060	201
One-Third of all rentals	745	787	2,362	2,052	990	1,048	1,000

Fixed charges	9,329	7,941	31,186	19,855	2,349	2,108	1,201
Preferred dividends	0	825	5,478	3,300	3,300	3,300	3,300

Fixed charges and preferred dividends	9,329	8,766	36,664	23,155	5,649	5,408	4,501

Net earnings and fixed charges	$153,464	$148,366	$570,850	$496,838	$354,819	$221,574	$199,114

Net earnings, fixed charges and preferred dividends	$153,464	$149,191	$576,328	$500,138	$358,119	$224,874	$202,414

Ratio of net earnings and fixed charges to fixed charges	16.5x	18.7x	18.3x	25.0x	151.1x	105.1x	165.8x
Ratio of net earnings, fixed charges and preferred stock dividends to fixed charges and preferred stock dividends	16.5x	17.0x	15.7x	21.6x	63.4x	41.6x	45.0x